Exhibit 2.1

FIRST AMENDMENT TO
STOCK PURCHASE AGREEMENT

          This First Amendment to Stock Purchase Agreement (this “Amendment”) is made as of January 23, 2004 among CI Investment Holdings, Inc., a Delaware corporation (the “Buyer”), Nortek, Inc., a Delaware corporation (“Nortek”), and WDS LLC, a Delaware limited liability company (“WDS” and, together with Nortek, the “Sellers”).

RECITALS

          The Buyer and the Sellers are parties to a Stock Purchase Agreement dated as of December 19, 2003 (the “Stock Purchase Agreement”), which contemplates a transaction in which the Buyer will purchase from WDS, and WDS will sell to the Buyer, all of the outstanding shares of capital stock of Ply Gem Industries, Inc., a Delaware corporation. The Buyer and the Sellers wish to amend the Stock Purchase Agreement as set forth herein.

AGREEMENT

          In consideration of the foregoing, and the representations, warranties, covenants and conditions set forth or referred to below, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Certain Definitions. Capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Stock Purchase Agreement.

2.	Amendments to Stock Purchase Agreement. The Buyer and the Sellers hereby agree that, effective as of the date hereof, the Stock Purchase Agreement is hereby amended as follows:

2.1. Amendment to Section 1.4(d). Section 1.4(d) of the Stock Purchase Agreement is hereby amended by replacing the number “$47,668,000” with the number “47,659,000.”

2.2. Amendment to Section 6.2. Section 6.2 of the Stock Purchase Agreement is hereby amended by replacing the third sentence thereof with the following:

Notwithstanding the foregoing, (i) the Sellers agree that they shall cause the transfer to Nortek or any of its Affiliates (other than a Transferred Company) prior to Closing of (x) the real estate and facility owned by Napco, Inc. in Butler, PA and (y) all of the stock of Studley Canada Limited, (ii) the Sellers shall approve in a timely manner the request for capital expenditures totaling approximately $1,400,000 in respect of the Fair Bluff, NC facility capacity expansion project and shall cause to be spent the portion of such amount scheduled to be spent prior to the Closing in accordance with the schedule set forth on Exhibit 6.2 hereto (it being understood that the Sellers shall not have any responsibility to make any expenditure of the remaining portion of such amount), and (iii) the Sellers shall commence the shut-down of Thermal-Gard, Inc. (“Thermal-Gard”) contemplated by Section 6.24 hereof at the reasonable direction of Lee Meyer.

2.3. Amendment to Section 6. Section 6 of the Stock Purchase Agreement is hereby amended by inserting the following new Section 6.24:

"6.24 Shut-Down of Thermal-Gard, Inc.

          (a)          At the reasonable direction of Lee Meyer, starting on January 26, 2004, the Sellers shall commence a shut-down of the operations of Thermal-Gard (the “Thermal-Gard Shutdown"). Between January 23, 2004 and the Closing Date, Nortek will pay promptly upon request to Thermal-Gard (i) the amount of all cash operating losses (other than in respect of costs for the Thermal-Gard Shutdown) incurred by Thermal-Gard during the period beginning on January 1, 2004 and ending on the Closing Date, other than any such losses that have been reimbursed by Nortek or one of its Affiliates on or after January 1, 2004 and on or prior to January 23, 2004, and (ii) the amount of cash requested by Lee Meyer to the extent necessary to fund reasonably anticipated cash costs incurred prior to the Closing Date in connection with the Thermal-Gard Shutdown. The Buyer shall promptly (and in any event within ten business days of receipt of the applicable invoice from the Sellers) reimburse the Sellers for (i) all costs or expenses incurred by the Sellers or any of their Affiliates (other than Thermal-Gard) at the request of Lee Meyer in connection with the Thermal-Gard Shutdown and (ii) all cash contributed to Thermal-Gard by the Sellers or any of their Affiliates (A) at the request of Lee Meyer in connection with the Thermal-Gard Shutdown or (B) since January 1, 2004 to fund working capital requirements, other than cash contributed to satisfy a cash operating loss; provided that the Buyer shall not be obligated to make any payments required under this Section 6.24(a) prior to the Closing Date. The Buyer shall be solely responsible for the continuation of the Thermal-Gard Shutdown following the Closing and the payment of all costs or expenses incurred in connection therewith. The Sellers shall cause Thermal-Gard to not distribute any cash to the Sellers or any of their Subsidiaries during the period beginning on January 23, 2004 and ending on the Closing Date. No adjustments to the Purchase Price will be made in respect of any cash held by Thermal-Gard on the Closing Date.

          (b)           Following the Closing, the Buyer will use reasonable commercial efforts to sell the buildings located at 400 & 402 Walnut Street, Punxsutawney, PA (the "Thermal-Gard Owned Properties") for a total combined purchase price, net of reasonable costs and expenses incurred in connection therewith, of not less than $350,000 (the "Net Selling Price") as soon as reasonably practicable. If the Buyer proposes to sell one of the Thermal-Gard Owned Properties for less than $175,000 (other than in conjunction with a sale of both Thermal-Gard Owned Properties for at least the Net Selling Price), the Buyer shall first offer Nortek the opportunity to purchase such property at such lower price. If the Buyer or the Transferred Companies have not sold both of the Thermal-Gard Owned Properties for at least the Net Selling Price on or prior to the date that is six months following the Closing Date, the Buyer will have the option to sell to Nortek, and upon exercise of such option Nortek will be obligated to purchase, the unsold Thermal-Gard Owned Properties at a purchase price of $350,000 in the event that both are unsold, or $350,000 less the net proceeds from the sale of the first property in the event that one property remains unsold on such date. At the Closing, the Buyer and Nortek shall execute and deliver an option agreement relating to the option in respect of the Thermal-Gard Owned Properties referred to in this Section 6.24(b) in form and substance reasonably satisfactory to the Buyer and Nortek, which option agreement shall provide that (i) the Buyer shall deliver all right, title and interest in the Thermal-Gard Owned Properties to Nortek, free and clear of any Liens that are created directly and solely from actions taken by the Buyer, a Transferred Company or one of their respective Affiliates after the Closing Date and before the closing date of such exercise, (ii) all real estate taxes, assessments, utility charges, rents and other customary sums shall be apportioned as of immediately prior to the closing date of such exercise, and (iii) the Buyer shall indemnify, defend and hold harmless the Indemnified Seller Parties, for a period of one year following the date of such exercise, from and against any and all liabilities or obligations with respect to the Thermal-Gard Owned Properties that arise solely (x) from actions taken by the Buyer, a Transferred Company or one of their respective Affiliates after the Closing Date and before the closing date of such exercise or from (y) events, conditions or circumstances that did not exist prior to the Closing Date."

2.4. Amendment to Section 8.2(d). Section 8.2(d) of the Stock Purchase Agreement is hereby amended by inserting the following at the end thereof:

provided, however, the Sellers shall have no obligation pursuant to this Section 8.2(d) to indemnify, defend or hold harmless any Indemnified Buyer Parties from or against any Losses based upon, arising from or relating to the Ply Gem Industries, Inc. Group Pension Plan; provided, further, that Thermal-Gard shall not be considered a Former Operation for purposes of this Agreement;"

2.5. Amendments to Section 9.

2.5.1.	Section 9 of the Stock Purchase Agreement is hereby amended by replacing the last sentence of the definition of “Net Working Capital” with the following:

"In calculating the foregoing, all assets and liabilities of Former Operations and Thermal-Gard shall be excluded.”

2.5.2.	Section 9 of the Stock Purchase Agreement is hereby amended by inserting the following new definitions:

“Net Selling Price" has the meaning set forth in Section 6.24(b).

"Thermal-Gard has the meaning set forth in Section 6.2.

"Thermal-Gard Owned Properties" has the meaning set forth in Section 6.24(b)."

"Thermal-Gard Shutdown" has the meaning set forth in Section 6.24(a)."

2.6. Amendment to Exhibit 9. Exhibit 9 of the Stock Purchase Agreement is hereby amended to read in its entirety as set forth on Exhibit A to this Amendment.

3.

Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers that the Buyer has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer. This Amendment has been duly and validly executed and delivered by the Buyer, and assuming the due authorization, execution and delivery by the Sellers, constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

4.

Representations and Warranties of the Sellers. The Sellers jointly and severally represent and warrant (it being understood that any claim for indemnification under the Stock Purchase Agreement relating to any breach of the following shall be Seller Basket Exclusions) to the Buyer that:

          4.1.           The Sellers have all necessary power and authority (corporate or otherwise) to execute and deliver this Amendment and to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by the Sellers and the consummation by the Sellers of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action on the part of the Sellers. This Amendment has been duly and validly executed and delivered by the Sellers, and assuming the due authorization, execution and delivery by the Buyer, constitutes a legal, valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms.

4.2. Thermal-Gard has not distributed any cash to the Sellers or any of their Subsidiaries since December 31, 2003.

4.3. Thermal-Gard has not taken any tax loss in respect of reserves for bad debts since October 4, 2003.

5.	Miscellaneous.

          5.1.           Entire Agreement. This Amendment, the Stock Purchase Agreement and the other agreements referred to herein and therein set forth the entire understanding between the parties hereto with respect to the subject matter hereof and thereof. Except to the extent specifically amended hereby, the provisions of the Stock Purchase Agreement shall remain unmodified, and the Stock Purchase Agreement is hereby confirmed as being in full force and effect.

          5.2.           Assignment. This Amendment shall bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and representatives as part of the Amended Stock Purchase Agreement in accordance with the terms thereof.

5.3. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

          5.4.           Governing Law. This Amendment and all claims arising hereunder or in connection herewith shall be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound by the terms hereof, have caused this Amendment to be executed, under seal, as of the date first above written by their officers or other representatives thereunto duly authorized.

The Buyer:	CI INVESMENT HOLDINGS, INC.

By \s\ Robert A. Ferris
Name:Robert A. Ferris
Title: Vice President

The Sellers:	NORTEK, INC.

By \s\ Kevin W. Donnelly
Name: Kevin W. Donnelly
Title: Vice President and Secretary

WDS LLC

By \s\ Kevin W. Donnelly
Name: Kevin W. Donnelly
Title: Vice President and Secretary